Exhibit 99.3

Management's Report

The accompanying consolidated financial statements of Lundin Mining Corporation and its subsidiaries, and all information in the annual report are the responsibility of management and have been approved by the Board of Directors. The financial statements include some amounts that are based on management's best estimates, which have been made using careful judgment. The financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. Financial and operating data elsewhere in the annual report are consistent with the information contained in the financial statements.

In fulfilling their responsibilities, management of the Company and its subsidiaries has developed and continue to maintain systems of internal accounting controls that are appropriate in the circumstances. Although no cost effective system of internal controls will prevent or detect all errors and irregularities, these systems are designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use, transactions are properly recorded and the financial records are reliable for preparing the financial statements.

The Board of Directors carries out its responsibility for the financial statements in this annual report principally through its audit committee, comprising management and outside directors. The audit committee reviews the Company's annual consolidated financial statements and recommends their approval to the Board of Directors. The Company's auditors have full access to the audit committee, with and without management being present. These financial statements have been audited by PricewaterhouseCoopers LLP, Chartered Accountants, and their report follows.
(Signed) Colin K. Benner	(Signed) Anders Haker

Colin K. Benner	Anders Haker
Vice-Chairman and Chief Executive Officer	Chief Financial Officer

Vancouver, BC, Canada
March 31, 2007

Auditors' Report

To the Shareholders of Lundin Mining Corporation

We have audited the consolidated balance sheet of Lundin Mining Corporation as at December 31, 2006 and the consolidated statements of operations, shareholders' equity and cash flows for the year ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and the results of its operations and its cash flows for the year ended December 31, 2006 in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at December 31, 2005, and for the year then ended, prior to the restatement for US GAAP (as described in Note 20) and the change in identified operating segments (as described in Note 17) were audited by other auditors who expressed an opinion without reservation on those statements in their report dated February 14, 2006 (except as to Note 9 which is as of March 1, 2006 and Note 20 which is as of October 12, 2006). We have audited the restatements in the December 31, 2005 consolidated financial statements and in our opinion, such adjustments, in all material respects, are appropriate and have been properly applied.

(Signed) PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, BC, Canada
March 31, 2007

Comments by Auditors for U.S. Readers on Canada – U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company's financial statements, such as a restatement as described in Note 20 to the financial statements. Our report to the shareholders dated March 31, 2007, is expressed in accordance with the Canadian reporting standards which do not require a reference to such a change in accounting principles or a restatement in the auditors' report when they are properly accounted for and adequately disclosed in the financial statements.

(Signed) PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, BC, Canada
March 31, 2007

Lundin Mining Corporation
CONSOLIDATED BALANCE SHEETS
As at December 31, 2006 and 2005
(in thousands of US dollars)
	2006	2005
ASSETS
Current
Cash and cash equivalents	$402,170	$74,409
Accounts receivable	96,435	20,231
Inventories - Note 6	24,723	9,609
Prepaid expenses	3,125	1,340

	526,453	105,589
Long-term receivables	971	589
Reclamation fund	31,710	4,532
Investments - Note 5	25,882	3,349
Mineral properties, plant and equipment - Notes 4 and 7	1,710,041	288,217
Deferred financing costs and other assets	4,835	1,785
Future income tax assets - Note 13	12,149	2,753
Goodwill - Note 4	517,559	-
	$2,829,600	$406,814

LIABILITIES
Current
Accounts payables	$41,845	$10,453
Accrued liabilities - Note 15	104,923	15,369
Income taxes payable	80,530	13,434
Current portion of long term debt and capital leases - Note 8	3,284	-
Current portion of deferred revenue - Note 9	3,264	2,509
	233,846	41,765
Long-term debt and capital leases - Note 8	42,851	1,547
Deferred revenue - Note 9	61,066	55,667
Provision for pension obligations - Note 10	15,470	12,111
Asset retirement obligations and other provisions - Note 11	95,867	16,093
Future income tax liabilities - Note 13	250,732	34,488
Non-controlling interest	-	627
	699,832	162,298

SHAREHOLDERS' EQUITY
Share capital - Note 12	1,890,275	243,305
Contributed surplus	8,887	1,357
Cumulative translation adjustments	52,404	(25,399)
Retained earnings	178,202	25,253
	2,129,768	244,516

	$2,829,600	$406,814

Commitments and Contingencies - Note 19
APPROVED BY THE BOARD

(Signed) Lukas H. Lundin	(Signed) Dale Peniuk
Lukas H. Lundin	Dale Peniuk

See accompanying notes to consolidated financial statements

Lundin Mining Corporation
CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ended December 31, 2006 and 2005
(in thousands of US dollars, except for shares and per share amounts)

	2006	2005

Sales	$539,729	$192,073
Cost of sales	(219,088)	(98,710)
Accretion of asset retirement obligations	(1,284)	-
Depreciation, depletion and amortization	(74,991)	(51,999)
	244,366	41,364

Expenses
General exploration and project investigation	(9,857)	(7,146)
Selling, general and administration	(17,051)	(9,773)
Stock-based compensation - Note 12(b)	(2,381)	(1,090)
Foreign exchange gains (losses)	(16,907)	4,041
Gains (losses) on derivative instruments	420	(2,095)
Interest and other income and expenses	8,321	1,465
Interest and bank charges	(1,646)	(511)
	(39,101)	(15,109)

Earnings before undernoted items	205,265	26,255
Gain on sale of investments	9	17,810
Non-controlling interest	(183)	(811)
Earnings before income taxes	205,091	43,254
Current income taxes	(50,291)	(14,060)
Future income tax (expense) recovery	(1,851)	769
Net earnings for the year	$152,949	$29,963

Basic earnings per share	$1.02	$0.26
Diluted earnings per share - Note 12(c)	$1.01	$0.26

Basic weighted average number of shares outstanding	149,439,546	115,249,458
Diluted weighted average number of shares outstanding	151,152,105	115,975,563

See accompanying notes to consolidated financial statements

Lundin Mining Corporation
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(in thousands of US dollars, except for number of shares)
				Cumulative
	Number of	Share	Contributed	Translation	Retained
	Shares	Capital	Surplus	Adjustments	Earnings	Total

Balance, December 31, 2004	100,257,813	$170,278	$855	$(75)	$(4,710)	$166,348
Exercise of stock options	810,000	1,365	-	-	-	1,365
Transfer of contributed surplus on
exercise of stock options	-	588	(588)	-	-	-
Shares issued for acquisitions	21,013,680	71,074	-	-	-	71,074
Stock-based compensation	-	-	1,090	-	-	1,090
Net earnings for the year	-		-	-	29,963	29,963
Effects of foreign currency
translation	-		-	(25,324)	-	(25,324)

Balance, December 31, 2005	122,081,493	243,305	1,357	(25,399)	25,253	244,516
Exercise of stock options	1,643,784	6,320	-	-	-	6,320
Exercise of stock appreciation
rights	240,240	1,824	-	-	-	1,824
Transfer of contributed surplus on
exercise of stock options	-	6,088	(6,088)	-	-	-
Shares issued and options
granted for EuroZinc acquisition	160,834,548	1,632,738	12,127	-	-	1,644,865
Stock-based compensation	-	-	1,491	-	-	1,491
Net earnings for the year	-	-	-	-	152,949	152,949
Effects of foreign currency
translation	-	-	-	77,803	-	77,803

Balance, December 31, 2006	284,800,065	$1,890,275	$8,887	$52,404	$178,202	$2,129,768

See accompanying notes to consolidated financial statements

Lundin Mining Corporation
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2006 and 2005
(in thousands of US dollars)
	2006	2005

Operating activities
Net earnings for the year	$152,949	$29,963
Items not involving cash
Amortization of deferred revenue	(3,093)	(3,083)
Depreciation, depletion and amortization	74,991	51,999
Stock-based compensation	2,381	1,090
Gain on sale of assets	(9)	(17,810)
Future income tax expense (recovery)	1,851	(769)
Non-controlling interest	183	811
Provision for pensions	1,333	91
Interest accretion and other	835	-
Unrealized loss (gain) on derivative instruments	(26,354)	1,941
Unrealized foreign exchange losses	11,351	-
	216,418	64,233
Changes in non-cash working capital items - Note 16	30,803	2,432
Cash flow from operating activities	247,221	66,665

Financing activities
Common shares issued	6,320	1,365
Proceeds from loans and other long-term obligations	1,068	23,018
Repayment of debt	(3,504)	(40,514)
	3,884	(16,131)

Investing activities
Acquisition of net assets of subsidiaries, net of cash	-	(70,849)
Acquistion of cash of subsidiary, net of acquisition costs	234,284	-
Mineral property, plant and equipment expenditures	(151,349)	(17,957)
Investments	(20,696)	(4,294)
Proceeds from sale of investments and other assets	1,599	37,080
	63,838	(56,020)

Effect of foreign exchange on cash balances	12,818	(6,785)

Increase (decrease) in cash and cash equivalents during the year	327,761	(12,271)
Cash and cash equivalents, beginning of year	74,409	86,680
Cash and cash equivalents, end of year	$402,170	$74,409

Supplemental cash flow information - Note 16

See accompanying notes to consolidated financial statements

LUNDIN MINING CORPORATION
Notes to consolidated financial statements
For the years ended December 31, 2006 and 2005
(Tabular amounts are in thousands of US dollars, except for price per share and per share amounts)	Page 1

1.     NATURE OF OPERATIONS

Lundin Mining Corporation (the "Company") is engaged in base metal mining and related activities, including exploration, extraction and processing on properties located in Portugal, Sweden and Ireland. The Company's major products are copper and zinc.

The main assets of the Company are the Neves-Corvo copper/zinc mine, located near Castro Verde, Portugal, the Zinkgruvan zinc/lead/silver mine, located approximately 200 kilometres southwest of Stockholm, Sweden and the Galmoy zinc/lead mine in Ireland. The Company also owns the Storliden zinc/copper mine in the Skellefte District of northern Sweden, the Aljustrel zinc mine under development in Portugal, and is a 49% joint venture partner with IFC Metropol ("Metropol") in the Ozernoe zinc/lead project in Russia. The Company holds exploration permits covering substantial areas in Portugal, Sweden and Ireland and strategic investments in companies with advance stage projects.

2.     SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada that require management to make assumptions and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as at the date of the financial statements and reported amounts of revenues and expenses during the reporting period.

Significant estimates used in the preparation of these consolidated financial statements include, amongst other things, the final revenue settlements to be received, ore reserve determinations, estimated net realizable value of inventories, contingent liabilities, tax provisions and future income tax balances, expected economic lives of plant and equipment, anticipated costs of asset retirement obligations including the reclamation of mine sites and the provision for pensions, valuation of options derivative instruments and their respective fair values and the assessment of impairment in value of long lived assets, intangibles and goodwill. Actual results could differ from these estimates. Significant differences from United States generally accepted accounting principles are disclosed in Note 20.

The significant accounting policies used in these consolidated financial statements are as follows:

(a)    Basis of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Significant inter-company balances and transactions have been eliminated on consolidation. Investments over which the Company has the ability to exercise significant influence are accounted for by the equity method. Under this method, the Company includes in its consolidated statements of operations its share of the net earnings or losses of equity investments. Other investments not subject to significant influence are accounted for at cost. Activities conducted through a joint venture are accounted for using the proportionate consolidation method.

(b)   Translation of foreign currencies

The accounts of self-sustaining foreign operations are translated at year-end exchange rates, and revenues and expenses are translated at the average exchange rates. Differences arising from these foreign currency translations are recorded in shareholders' equity as a cumulative translation adjustment until they are realized by a reduction in the investment.

LUNDIN MINING CORPORATION
Notes to consolidated financial statements
For the years ended December 31, 2006 and 2005
(Tabular amounts are in thousands of US dollars, except for price per share and per share amounts)	Page 2

For integrated foreign operations, monetary assets and liabilities are translated at year-end exchange rates and non-monetary assets and liabilities are translated at historical rates. Revenues, expenses and cash flows are translated at average exchange rates, except for items related to non-monetary assets and liabilities which are translated at historical rates. Gains or losses on translation of monetary assets and monetary liabilities are charged to earnings.

(c)    Cash and cash equivalents

The Company considers cash and cash equivalents to be cash on deposit and highly liquid short-term interest bearing securities with maturities at the date of purchase of       three months or less.

(d)    Inventories

Materials and supplies have been valued at weighted average cost less allowances for obsolescence. Ore stockpile and concentratestockpile inventories have been valued at the lower of production cost and net realizable value. Production costs include mining costs, milling costs, service on ground, direct labour and mine-site overhead expenses.

(e)    Mineral properties, plant and equipment

Mineral properties

The Company records its interest in mineral properties at cost and mineral properties include mineral property development and preproduction costs, less accumulated depletion and depreciation. Drilling activities on producing mines and properties with feasibility studies are capitalized. Exploration costs are charged to operations in the period incurred until such time as it has been determined that a property has economically recoverable reserves, in which case, subsequent exploration costs are capitalized.

Upon commencement of production, mineral properties and deferred costs relating to mines are amortized over the estimated life of the proven and probable reserves to which they relate, calculated on a unit-of-production basis.

Plant and equipment

Plant and equipment are recorded at cost and depreciated over the estimated life of the related assets calculated on a unit of production or straight-line basis, as appropriate.

Depreciation of plant and equipment is provided on a straight-line basis over the estimated economic life of the assets as follows:
Years
Buildings, mine-site	Life of mine
Buildings, other	20 - 50
Plant and machinery	5 - 20
Equipment	5

LUNDIN MINING CORPORATION
Notes to consolidated financial statements
For the years ended December 31, 2006 and 2005
(Tabular amounts are in thousands of US dollars, except for price per share and per share amounts)	Page 3

Mining equipment under capital lease

Leases that transfer substantially all of the benefits and risks of ownership of property to the Company are accounted for as capital leases. At the time the capital lease is entered into, the asset is recorded together with the related long-term obligation and is amortized on a straight line basis over its estimated useful life but not to exceed the life of mine. The interest portion of the lease payments are charged to earnings as incurred.

Impairment assessment

The Company performs impairment tests on its mineral properties, plant and equipment when events or changes in circumstances indicate that their carrying values of assets may not be recoverable. These tests compare the expected undiscounted future cash flows from these assets to their carrying value. If shortfalls exist, the assets are written down to fair value.

(f)     Goodwill

Acquisitions are accounted for using the purchase method whereby the assets and liabilities are recorded at their fair values as at the date of acquisition and any excess purchase price over the fair value is recorded as goodwill. Goodwill is identified and allocated to the reporting units by preparing estimates of the fair value of each reporting unit and comparing this amount to the fair value of the assets and liabilities of the reporting unit. Goodwill is not amortized.

The Company evaluates, at least on an annual basis, the carrying amount of the goodwill in order to determine whether current events or changes in circumstances indicate that such carrying amounts may no longer be recoverable. This is accomplished by comparing the fair value of the Company's reporting unit to the carrying amount. If the carrying amount exceeds fair value, the Company will charge this excess amount to operations. Assumptions used in the fair value estimates are subject to significant risks and uncertainties.

The following table summarizes changes to the goodwill carrying value:
Goodwill, December 31, 2005	$-
Residual purchase price allocated to goodwill	501,247
Effect from changes in foreign exchange rates	16,312
Goodwill, December 31, 2006	$517,559

(g)    Derivatives

The Company has determined that its derivative instruments do not qualify for hedge accounting and therefore records the derivatives at their fair value with gains or losses arising from changes in their fair value being recorded in operations.

(h)    Deferred revenue

The Company received an upfront payment in relation to the Silver Wheaton agreement (Note 9). The upfront payment, which is accounted for as deferred revenue, is recognized as sales revenue on the basis of the proportion of the settlements during the period to expected total settlements, equivalent to approximately $1.82 per ounce of silver. Arrangement fees for the Silver Wheaton agreement are amortized to operations on the same basis as the deferred revenue.

LUNDIN MINING CORPORATION
Notes to consolidated financial statements
For the years ended December 31, 2006 and 2005
(Tabular amounts are in thousands of US dollars, except for price per share and per share amounts)	Page 4

(i)     Provision for pension obligations

The Company's Zinkgruvan mine has a defined benefit pension plan, which is unfunded. The cost of the defined benefit pension plan is determined periodically by independent actuaries. The actuarial valuation is based on the projected benefit method pro-rated on service (which incorporates management's best estimate of future salary levels, retirement ages of employees and other actuarial factors). For each year actuarial gains and losses are calculated. Accumulated actuarial gains and losses are amortized over the estimated remaining period of services.

(j)    Asset retirement obligations

The Company records the fair value of its asset retirement obligation as a long-term liability as incurred and records an increase in the carrying value of the related asset by a corresponding amount. In subsequent periods, the carrying amount of the liability is accreted by a charge to operations to reflect the passage of time and the liability is adjusted to reflect any changes in the timing of the underlying future cash flows.

Changes to the obligation resulting from any revisions to the timing or amount of the original estimate of undiscounted cash flows are recognized as an increase or decrease in the asset retirement obligation, and a corresponding change in the carrying amount of the related long-lived asset. Upward revisions in the amounts of estimated cash flows are discounted using the credit-adjusted risk free rate applicable at the time of the revision. Downward revisions in the amount of estimated cash flows are discounted using the historical credit-adjusted risk free rate when the original liability was recognized.

(k)    Revenue recognition

Revenue arising from the sale of metal concentrates is recognized when title and the significant risks and rewards of ownership of the concentrates have been transferred to the customer in accordance with the agreements entered into between the Company and its customers. The Company's metal concentrates are provisionally priced at the time of sale based on the prevailing market price as specified in the sales contracts. Any subsequent variations in the prices are recognized as revenue adjustments until the settlement date and the price is finalized.

(l)     Stock-based compensation

The Company follows the Canadian Institute of Chartered Accountants Handbook Section 3870, "Stock-Based Compensation and Other Stock Based Payments" to account for stock-based compensation expense using the fair value method with respect to stock-based payments to directors and employees, including awards that are direct awards of stock that call for settlement in cash or other assets, or stock appreciation rights that call for settlement by the issuance of equity instruments. Under this standard, stock-based payments are recognized as a compensation expense over the vesting period of the options or when the awards or rights are granted, with a corresponding credit to contributed surplus. With respect to options that vest over time, the fair value is amortized using the graded vesting attribution method and expensed on a monthly basis. When the stock options or rights are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

Stock appreciation rights that call for settlement by cash are initially recorded as a liability with a corresponding charge to compensation expense, or are deferred, if they were issued as a result of a business combination. These rights are re-measured at the end of each period with a corresponding charge to compensation expense.

LUNDIN MINING CORPORATION
Notes to consolidated financial statements
For the years ended December 31, 2006 and 2005
(Tabular amounts are in thousands of US dollars, except for price per share and per share amounts)	Page 5

(m)    Income taxes

The Company accounts for income taxes using the liability method. Under this method, future income tax assets and liabilities are determined based on differences between the financial statement carrying values of assets and liabilities and their respective income tax bases ("temporary differences"). Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is enacted or substantively enacted. The amount of future income tax assets recognized is limited to the amount of the benefit that is more likely than not to be realized.

(n)     Earnings per share

Basic earnings per share are calculated using the weighted average number of common shares outstanding during the year. In calculating diluted earnings per share, the treasury stock method is used with respect to outstanding stock options and warrants to be included in the weighted average number of common shares outstanding, if dilutive. In applying the treasury-stock method, the assumed proceeds upon the exercise of outstanding stock options and warrants is used to purchase common shares at the average market price during the year.

For the purpose of calculating the earnings per share amounts the years ended December 31, 2006 and 2005 the Company has adjusted the weighted average number of shares outstanding as if the three-for-one stock split, effective February 5, 2007, had occurred at January 1, 2005.

(o)    Variable Interest Entities (VIE)

The Company adopted the accounting guideline which requires the consolidation of VIEs by the primary beneficiaries in 2005. The primary beneficiary is the enterprise that will also absorb or receive the majority of the VIE's expected losses, expected residual returns, or both. A VIE is an entity where (a) its equity investment at risk is insufficient to permit the entity to finance its activities with additional subordinated support from others and/or where certain essential characteristics of a controlling financial interest are not met, and (b) it does not meet specified exemption criteria. The adoption of the accounting of this accounting guideline relating to VIEs did not have a material effect on the Company.

(p)   Certain comparative figures have been reclassified to conform to current year's presentation.

3.     NEW ACCOUNTING STANDARDS

In January 2005, the CICA issued three new standards relating to financial instruments intended to increase harmonization with US GAAP and International Financial Reporting Standards. These standards are applicable for fiscal years beginning on or after October 1, 2006. The Company will adopt these standards beginning on January 1, 2007.

Financial Instruments – Recognition and Measurement, Section 3855

This standard prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based measures are used. This standard also specifies how financial instrument gains and losses are to be presented.

Derivative contracts and embedded derivatives in non-derivative contracts are to be recorded on the balance sheet at their respective fair values, with any mark-to-market adjustments included in net income.

LUNDIN MINING CORPORATION
Notes to consolidated financial statements
For the years ended December 31, 2006 and 2005
(Tabular amounts are in thousands of US dollars, except for price per share and per share amounts)	Page 6

Hedges, Section 3865

This standard is applicable when a company chooses to designate a hedging relationship for accounting purposes. It builds on the existing AcG-13 "Hedging Relationships" and Section 1650 "Foreign Currency Translation", by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

Comprehensive Income, Section 1530

This new standard requires the presentation of comprehensive income and its components. Other comprehensive income includes holding gains and losses on certain investments that are classified either as held-to-maturity, held-for-trading or available-for-sale, gain and losses on certain derivative instruments and foreign currency gains and losses relating to self-sustaining foreign operations, all of which are not included in the calculation of net earnings until they are realized.

The Company is still evaluating the effects of the adoption of these standards.

4.     BUSINESS ACQUISITIONS

(a)   EuroZinc Mining Corporation

On October 31, 2006 the Company completed the acquisition of 100% of the issued and outstanding common shares of EuroZinc Mining Corporation ("EuroZinc") by issuing 160.8 million common shares (post-split) valued at CAD$11.36 (average closing price of the Company's shares on the Toronto Stock Exchange the two days before, the day of, and two days after August 21, 2006, the date of announcement) per share and cash payments totaling $0.05 million to the former EuroZinc shareholders. In addition, the Company issued 2.3 million stock options and 1.5 million stock appreciation rights ("SARs") to the former EuroZinc employees in exchange for the cancellation of the EuroZinc stock options. The terms and conditions of these stock options and stock appreciation rights remain the same as the EuroZinc stock options, except for the number of options issued and their respective exercise prices, which were adjusted according to the exchange ratio.

This acquisition has been accounted for under the purchase method. These consolidated financial statements include EuroZinc's results for the two months ended December 31, 2006.

The preliminary allocation of the purchase price of the shares of EuroZinc is summarized in the following table.
Purchase price
Common shares issued (160.8 million shares)	$1,632,738
Stock options issued in exchange for EuroZinc options (2.3 million options)	12,127
Stock appreciation rights (1.5 million SARs)	10,595
Acquisition costs	12,852
Cash	50
1,668,362
Less:
Cash and cash equivalents acquired	(243,649)

Net purchase price	$1,424,713

Net assets acquired

LUNDIN MINING CORPORATION
Notes to consolidated financial statements
For the years ended December 31, 2006 and 2005
(Tabular amounts are in thousands of US dollars, except for price per share and per share amounts)	Page 7

Restricted cash	$4,007
Non-cash current assets	104,053
Mineral properties	922,614
Plant and equipment	321,895
Other long-term assets	24,139
1,376,708
Current liabilities	(138,785)
Other liabilities	(69,247)
Reclamation and closure cost obligations	(66,893)
Future income tax liabilities	(178,317)
Net identifiable assets	923,466

Residual purchase price allocated to goodwill	501,247

Net assets acquired	$1,424,713

The purchase consideration has been allocated to the fair value of the assets acquired and liabilities assumed, with goodwill assigned to specific reporting units, based on management's best estimates and taking into account all available information at the time of acquisition as well as additional information. The fair values allocated to the assets and liabilities were based in part on an independent valuation report dated March 28, 2007 but may still be subject to change as the Company finalizes its allocation and the analysis of the nature of goodwill. This process was performed in accordance with recent accounting pronouncements relating to "Mining Assets and Business Combinations" (CICA Emerging Issues Committee Abstract 152). The amount allocated to goodwill is not deductible for tax purposes.

(b)   North Atlantic Natural Resources AB ("NAN")

On December 30, 2004 the Company acquired all of Boliden Mineral AB's ("Boliden") 11,537,000 shares in NAN, representing 36.9% of the outstanding shares and votes. The consideration paid was 2,176,800 common shares issued valued at CAD$10.40 per share for total consideration of CAD$23 million (approximately $18.7 million).

Prior to the acquisition of Boliden's NAN shares, the Company had held 11,580,000 shares in NAN, representing 37.1% of the shares and votes. Following the acquisition, the Company held 23,117,000 shares in NAN, representing 74.0% of the shares and votes. In February 2005, a public offer (the "Offer") in line with the Swedish Industry and Commerce Stock Exchange Committee's (Näringslivets Börskommitté (NBK)) mandatory bid rules was made to the NAN shareholders to acquire the remaining shares that the Company did not already own. Shareholders holding 7,367,854 shares, representing 23.6% of the total number of shares and votes of NAN, accepted the Offer. With the additional shares purchased as a result of the Offer, Lundin Mining, held 30,484,854 shares in NAN, representing 97.6% of the total number of shares and votes. As consideration for the 23.6% of the shares, the Company issued an additional 1,383,321 common shares valued at CAD$13.25 per share, being the average closing price of the Company's shares on the Toronto Stock Exchange the two days before, the day of, and two days after the date of announcement.

As of December 31, 2006, Lundin Mining owned 31,240,710 shares in NAN which equals 100% of the outstanding shares. The remaining 2.4% of the shares were obtained through the Swedish corporate procedures for compulsory purchase during the second quarter of 2006. In order to achieve ownership of these shares Lundin Mining has provided the trustee in the arbitration proceedings with a bank guarantee in the amount of $2.0 million. The final purchase price per share was set at SEK 13.10 ($1.80) plus interest by the arbitration board and was paid in December 2006.

LUNDIN MINING CORPORATION
Notes to consolidated financial statements
For the years ended December 31, 2006 and 2005
(Tabular amounts are in thousands of US dollars, except for price per share and per share amounts)	Page 8

The acquisition of the outstanding shares has been accounted for using the purchase method.
The allocation of the fair value of the net assets acquired is as follows:

Purchase price:
Consideration paid in shares	$33,420
Consideration paid in cash	1,457
Acquisition costs	2,614
37,491
Less: cash acquired	(5,195)
Net purchase price	$32,296

Net assets acquired:

Non-cash current assets less current liabilities	$2,822
Mining properties	43,478
Property, plant and equipment	198
Future income tax liabilities	(6,471)
Other provisions	(300)
Sub-total	39,727
Less: Carrying value of prior investment in NAN	(7,431)
Net assets acquired	$32,296

(c)    ARCON International Resources Plc ("Arcon")

On March 3, 2005 the Board of Lundin Mining and the Board of ARCON announced that they had reached an agreement in principle on the terms of a recommended merger of the two companies.

Lundin Mining offered (the "Merger Offer") to acquire all of the issued and outstanding shares of ARCON in exchange for $36.2198 cash (the "cash component") and 3.2196 Lundin Mining Swedish Depository Receipts ("SDRs") (the "share component") for every 100 ARCON Shares.

The cash component represented a value of approximately $65.3 million and the share component represented a value of approximately $56.3 million from the issuance of 5,621,239 common shares at a price of CAD$12.53 ($10.02) per share, being the average closing price of the Company's shares on the Toronto Stock Exchange the two days before, the day of, and two days after the date of announcement. The combined value of the offer was $121.6 million.

On April 12, 2005 the Directors of Lundin Mining announced that all of the conditions of the Merger Offer had been satisfied or waived and, accordingly, the Merger Offer was declared unconditional in all respects. ARCON was consolidated in the financial statements of Lundin Mining as of May 1, 2005.

LUNDIN MINING CORPORATION
Notes to consolidated financial statements
For the years ended December 31, 2006 and 2005
(Tabular amounts are in thousands of US dollars, except for price per share and per share amounts)	Page 9

The acquisition of ARCON has been accounted for using the purchase method. The allocation of the fair value of the net assets acquired is as follows:

Purchase price:
Cash paid	$ 65,277
Common shares issued	56,347
Acquisition costs	5,347
126,971
Less cash acquired	(2,251)

Net purchase price	$ 124,720

Net assets acquired:
Net non-cash operating working capital	$ (15,030)
Mining properties	135,657
Plant and equipment	17,773
Other long-term receivables	3,930
Other long-term liabilities	(9,492)
Other provisions	(8,118)

Net assets acquired	$ 124,720

5.     INVESTMENTS

        Investments consist of marketable securities which had a market value of $30.7 million at December 31, 2006 (December 31, 2005 - $9.2 million).

6.     INVENTORIES

        Inventories comprise of the following:
	2006	2005
Ore stock piles	$4,522	$2,021
Concentrate stock piles	9,305	3,982
Materials and supplies	10,896	3,606
	$24,723	$9,609

LUNDIN MINING CORPORATION
Notes to consolidated financial statements
For the years ended December 31, 2006 and 2005
(Tabular amounts are in thousands of US dollars, except for price per share and per share amounts)	Page 10

7.     MINERAL PROPERTIES, PLANT AND EQUIPMENT

Property, plant and equipment consist of:
	2006			2005
		Accumulated			Accumulated
	Cost	Depletion	Net	Cost	Depletion	Net
Mineral properties	$1,470,393	$128,478	$1,341,915	$ 307,317	$50,492	$256,825
Plant and equipment	360,646	27,655	332,991	39,652	8,260	31,392
Development	35,135	-	35,135	-	-	-

	$1,866,174	$156,133	$1,710,041	$ 346,969	$58,752	$288,217

On October 31, 2006, the Company completed the acquisition of EuroZinc (Note 4(a)), which includes the mining assets of both the Neves-Corvo and Aljustrel mines. The allocation of the purchase price to mineral properties was $922.6 million and to plant and equipment was $321.9 million.

On November 17, 2006, the Company completed the acquisition of a 49% interest in the Ozernoe project, a major zinc/lead deposit located in the Republic of Buryatia in the Russian Federation for cash consideration of $125 million, of which $115 million has been paid and the remaining $10 million is payable after the project commences commercial production. The final purchase price is subject to an adjustment based on recoverable zinc metal from the JORC Code resources to be confirmed by the bankable feasibility study, which is being prepared. A joint venture company ("JVC") has been formed and is held 49% by the Company and 51% by Metropol. The JVC will develop the Ozernoe Zinc deposit and operate the mine. The Company is responsible for arranging project financing in an amount equal to 60% of the cash required to put the project into commercial production, with the remaining 40% contributed as equity by the Company and Metropol on a pro rata basis. The Company accounts for its interest in the Ozernoe project using the proportionate consolidation method of accounting. Non mineral property joint venture assets and liabilities are not significant at December 31, 2006.

8.     LONG-TERM DEBT

Long-term debt consists of:
	December 31	December 31
	2006	2005

Somincor bonds - 2005 to 2009 (a)	$35,689	$-
Capital lease obligations (b)	6,866	1,547
Deferred employee housing sales	239	-
Investment incentive loan (c)	1,061	-
Aljustrel debt (d)	2,280	-
Total	46,135	1,547
Less: current portion of long-term debt and capital leases	(3,284)	-
	$42,851	$1,547

LUNDIN MINING CORPORATION
Notes to consolidated financial statements
For the years ended December 31, 2006 and 2005
(Tabular amounts are in thousands of US dollars, except for price per share and per share amounts)	Page 11

The payment obligations over the next five years are expected to be:

	Debt	Leases	Other	Total
2007	$-	$2,842	$442	$3,284
2008	-	2,518	3,138	5,656
2009	35,689	1,065	-	36,754
2010	-	360	-	360
2011	-	81	-	81
Total	35,689	6,866	3,580	46,135

a)     On December 17, 2004, the Company's wholly-owned subsidiary, Somincor, issued 540,000 unsecured bonds with a nominal value of €50 each for a total of €27,000,000, which is equivalent to $35,689,000. These bonds have a five-year term with 100% of the principal repayable at maturity on December 17, 2009 and bear interest at "EURIBOR 6 months" plus 0.875%. Interest payments are due on June 17 and December 17 of each year;

b)     Capital lease obligations relate to mining and computer equipment and passenger vehicles with three or four year terms and bear interest at between 1.25% to 1.75% above "3 month" and "6 month" EURIBOR;

c)     The European Union ("EU") established special investment programs to promote the development of some countries within the EU. The Neves-Corvo mine is located in one of these regions in Portugal which qualified for investment incentives. Between 2001 and 2002 Somincor incurred approximately $20,000,000 of eligible expenditures resulting in a non-refundable grant of $800,000 and an interest-free loan of $4,565,000. The remaining balance of the interest-free loan is repayable in three installments of $200,000 (€151,000) and one final payout of $461,000 (€349,000) on July 30, 2008; and

d)     The Aljustrel debt of $2,280,000 (€1,725,000) was assumed on the acquisition of EuroZinc and represents the balance owing to the vendor of the Aljustrel mine. It is due and payable on November 14, 2008.

9.     DEFERRED REVENUE

On December 8, 2004, the Company entered into an agreement with Silver Wheaton Corp. ("Silver Wheaton") whereby the Company agreed to sell all of its silver contained in concentrate from the Zinkgruvan mine in Sweden to Silver Wheaton in consideration for an upfront cash payment of $50 million (CAD$60.6 million), 6 million (post-consolidation) Silver Wheaton shares and 30 million Silver Wheaton share purchase warrants with an aggregate fair value of $22.8 million, plus a per ounce payment at a price equal to the lesser of (a) US$3.90 (subject to a consumer price adjustment after three years) and (b) the then prevailing market price per ounce of silver.

LUNDIN MINING CORPORATION
Notes to consolidated financial statements
For the years ended December 31, 2006 and 2005
(Tabular amounts are in thousands of US dollars, except for price per share and per share amounts)	Page 12

The following table summarizes the changes in deferred revenue balance:

	2006	2005
Balance, beginning of year	$58,176	$72,315
Amortization	(3,093)	(3,083)
Effect from changes in foreign exchange rates	9,247	(11,056)
Balance, end of year	64,330	58,176
Less: current portion of deferred revenue	(3,264)	(2,509)
	$61,066	$55,667

The Company has agreed that the agreement will result in a minimum 40 million ounces of silver concentrate being sold to Silver Wheaton over a 25-year period. If at the end of the 25-year period, the Company has not delivered concentrate containing the agreed 40 million ounces, the Company will pay to Silver Wheaton US$1.00 per ounce of silver not delivered. During 2006, the Company delivered concentrate containing 1,671,000 ounces (2005 – 1,887,000 ounces) of silver to Silver Wheaton, for an aggregated total of concentrate containing 3,811,000 ounces since the inception of the contract.

10.    PROVISION FOR PENSIONS

The Company has calculated its liability relating to the defined benefit plan at the Zinkgruvan mine using the Projected Unit Credit Method. Actuarial assumptions used to determine benefit obligations at December 31, 2006 and 2005 were as follows:
	2006	2005
Discount rate	4.00%	5.50%
Rate of salary increase	2.50%	3.00%
Long-term rate of inflation	2.50%	3.00%

Information about Zinkgruvan's defined benefit and other retirement plans as at December 31, 2006 and 2005 is as follows:

LUNDIN MINING CORPORATION
Notes to consolidated financial statements
For the years ended December 31, 2006 and 2005
(Tabular amounts are in thousands of US dollars, except for price per share and per share amounts)	Page 13

	2006	2005
Accrued benefit obligation:
Balance, beginning of the year	$12,728	$11,598
Current service costs	684	537
Interest costs	499	533
Actuarial (gains) losses	(2,066)	862
Benefits paid	(505)	(425)
Effects of foreign exchange	2,043	(377)
Balance, end of the year	13,383	12,728
Adjustments of cumulated unrecognized actuarials losses	958	-
Unrecognized actuarial gains	158	(862)
Accrued benefit liability	14,499	11,866
Provision for indirect taxes on non-vested pension obligations	325	237
Pension obligations covered by insurance policies	646	8
Total provision for pension obligations	$15,470	$12,111

The defined benefit plan is unfunded and, accordingly, there are no plan assets and the Company made no contributions to the plan. The Company's pension expense related to the defined benefit plan is as follows:

	2006	2005
Current service costs	$684	$537
Interest costs	499	533
Actuarial losses	42	-
Indirect taxes	266	252
Pension expense	$1,491	$1,322

In addition, the Company recorded a pension expense of $791,000 (December 31, 2005 - $1,498,000) relating to defined contribution plans.

LUNDIN MINING CORPORATION
Notes to consolidated financial statements
For the years ended December 31, 2006 and 2005
(Tabular amounts are in thousands of US dollars, except for price per share and per share amounts)	Page 14

11.   ASSET RETIREMENT OBLIGATION AND OTHER PROVISIONS

The asset retirement obligations and other provisions relate to the operations of Neves-Corvo, Zinkgruvan, Storliden, Aljustrel and Galmoy mines, as follows:
Asset Retirement Obligation
Balance, December 31, 2004	$11,137
Amounts arising on acquisition of mineral property interest	6,186
Change in estimate	76
Other provisions	426
Effect of foreign exchange	(1,732)

Balance, December 31, 2005	16,093
Amounts arising on acquisition of EuroZinc - (Note 4 (a))	62,562
Accretion	1,284
Change in estimate	8,773
Other provisions	(381)
Effect of foreign exchange	2,700

Balance, December 31, 2006	91,031

Other Mine Closure Obligations

Balance, December 31, 2005	-
Severence indemnity amounts arising on acquisition of EuroZinc - (Note 4 (a))	4,331
Provisions during the period	350
Effect of foreign exchange	155

Balance, December 31, 2006	4,836

Total	$95,867

On October 31, 2006, the Company acquired EuroZinc, the owner of the Neves-Corvo and Aljustrel mines in Southern Portugal. As part of the allocation of the purchase price, the Company allocated $62.6 million for future site restoration and mine closure costs and $4.3 million to severance indemnity. The future site restoration and mine closure costs were determined based on the current life of mine plan, estimated undiscounted future site restoration costs of €100.5 million for the Neves-Corvo mine and €5.3 million for the Aljustrel mine and a credit-adjusted risk-free interest rate of 5.0%. The Company expects the payments for site restoration costs to be incurred near the end or following the closure of the Neves-Corvo mine in 2022. For the two months ended December 31, 2006, the Company recorded accretion expense of $0.5 million. The asset retirement obligations for the Neves-Corvo and Aljustrel mines at December 31, 2006 totaled $65.1 million.

The asset retirement obligation at the Zinkgruvan mine at December 31, 2006 was $11.7 million (December 31, 2005 - $8.2 million). This was based on estimated undiscounted future site restoration costs of $30.7 million (SEK211.3 million) and a credit-adjusted risk-free interest rate of 5.5%. The Company expects the future reclamation costs to be incurred subsequent to the end of the mine life.

In March 2006 Zinkgruvan presented a revised closure plan to the Swedish Environmental Supreme Court. This closure plan for the tailings facility indicated a final closure cost of approximately $1.4 million (SEK10 million). However, the Supreme Court upheld the original 2001 closure plan and required the Company to post a $10.9 million (SEK 80 million) bond. Zinkgruvan is currently updating the closure plan for resubmission to the Swedish Environmental Court for approval. Until such time as the new closure plan is approved, Zinkgruvan has based its estimated asset retirement obligation at December 31, 2006 of $11.7 million on the 2001 closure plan.

LUNDIN MINING CORPORATION
Notes to consolidated financial statements
For the years ended December 31, 2006 and 2005
(Tabular amounts are in thousands of US dollars, except for price per share and per share amounts)	Page 15

The asset retirement obligation at the Galmoy mine at December 31, 2006 was $13.4 million (December 31, 2005 - $6.1 million), which was based on an undiscounted asset retirement obligation of €15 million and a credit-adjusted risk-free interest rate of 5.5%. Expenditures for site restoration costs are scheduled to commence from 2007 to 2021. For the year ended December 31, 2006, the Company recorded accretion expense of $0.8 million (2005 - $Nil).

The Company estimates that its asset retirement obligations with respect to the Storliden mine are insignificant.

There are other provisions totaling $0.4 million relating to obligations to land owners close to the existing mining operations regarding future rights in exploration.

12.   SHARE CAPITAL

All shares and stock options shown in the tables are calculated as if the three-for-one stock split, which was effective February 5, 2007, had occurred at January 1, 2005.

(a)    The authorized and issued share capital is as follows:

Authorized – unlimited number of common shares with no par value and one special share with no par value.

(b)    Stock options

The Company has an incentive stock option plan (the "Plan") available for certain employees, directors and officers to acquire shares in the Company. At the October 19, 2006 Special Meeting of Shareholders, the shareholders of the Company approved a resolution setting the number of shares reserved under the Plan at 7,000,000. As a result of a three-for-one stock split of the Company's shares on February 5, 2007, the number of shares reserved under the Plan was 21,000,000, which is less than 10% of the number of issued and outstanding shares of the Company. The term of any options granted will be fixed by the Board of Directors and may not exceed 10 years from the date of grant.

Option pricing models require the input of highly subjective assumptions including the expected price volatility and expected life. Changes in the subjective input assumptions can materially affect the fair value estimate and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options granted/vested during the year.

The Company uses the fair value method of accounting for all stock-based payments to employees, directors and officers. Under this method, the Company recorded a stock compensation expense of $2.4 million for 2006 (2005 - $1.1 million) with a corresponding credit to contributed surplus. The fair value of the stock options granted at the date of the grant using the Black-Scholes pricing model assume risk-free interest rates of 3.9% to 4.1%, no dividend yield, expected life of 0.5 to 2.0 years and expected price volatility of 36% to 43%.

The continuity of incentive stock options issued and outstanding during 2006 and 2005 is as follows:

LUNDIN MINING CORPORATION
Notes to consolidated financial statements
For the years ended December 31, 2006 and 2005
(Tabular amounts are in thousands of US dollars, except for price per share and per share amounts)	Page 16

		Weighted average
	Number of	exercise price
	Options	(CAD$)
Outstanding, December 31, 2004	1,117,500	$2.14
Granted during the year	1,695,000	4.00
Exercised during the year	(810,000)	1.99
Oustanding, December 31, 2005	2,002,500	3.76
Granted during the year	360,000	10.23
Granted in exchange for EuroZinc options - (Note 4(a))	2,319,549	5.41
Exercised during the year	(1,643,783)	3.61
Outstanding, December 31, 2006	3,038,266	$5.11

During the twelve months ended December 31, 2006, the Company granted 360,000 incentive stock options to employees and officers at a weighted average price of CAD$10.23 and expiring between February 14, 2008 and October 10, 2011. In addition, the Company granted 2,319,549 incentive options to the former EuroZinc employees, officers and directors on the same EuroZinc terms as the exchange ratio pursuant to the acquisition of EuroZinc (Note 4(a)).

			Weighted		Weighted
			Average		Average
	Year	Number of	Remaining	Number of	Exericse
	of	Options	Contractual	Options	Price
Range of exercise prices (CAD$)	Expiry	Outstanding	Life (Years)	Exercisable	(CAD$)
$0.38 - $4.22	2007	795,000	0.6	795,000	$3.92
$7.39 - $12.49	2008	330,000	1.4	330,000	9.92
$2.10 - $2.31	2009	17,424	2.7	17,424	2.10
$2.28 - $3.33	2010	995,062	3.5	662,814	2.57
$4.41 - $10.15	2011	900,780	4.4	439,059	9.61
		3,038,266	3.0	2,244,297	$5.81

(c)     Diluted earnings per share
(in thousands, except for share amounts)	2006	2005

Earnings available to common shareholders	$152,949	$29,963
Divided by:
Weighted average shares outstanding - basic	149,439	115,248
Incremental shares	1,713	729
Weighted average shares outstanding - diluted	151,152	115,977

Basic earnings per share	$1.02	$0.26
Diluted earnings per share	$1.01	$0.26

(d)    Stock Appreciation Rights

In connection with the October 31, 2006 acquisition of EuroZinc (Note 4(a)), the Company issued stock appreciation rights to certain former EuroZinc employees in exchange for the cancellation of their stock options. The terms of the newly issued stock appreciation rights were the same as those of the cancelled options, with the exception of the number of shares and the exercise prices, which were adjusted for the share exchange ratio of the EuroZinc acquisition.

LUNDIN MINING CORPORATION
Notes to consolidated financial statements
For the years ended December 31, 2006 and 2005
(Tabular amounts are in thousands of US dollars, except for price per share and per share amounts)	Page 17

The continuity of stock appreciation rights issued and outstanding is as follows:

		Weighted
	Number of	average
	stock	exercise
	appreciation	price
	rights	(CAD$)

Oustanding, December 31, 2005	-	-
Granted in exchange for EuroZinc options - Note (4(a))	1,461,321	$5.26
Exercised during the year	(240,240)	5.21
Outstanding, December 31, 2006	1,221,081	$5.27

The stock appreciation rights are recorded as a current liability and are adjusted based on the Company's closing stock price at the end of each reporting period. The liability as at December 31, 2006 was $9.2 million (December 31, 2005 - $Nil).

All stock appreciation rights are fully vested and exercisable.
		Weighted
	Number of	average
	stock	exercise
	appreciation	price
Expiry date	rights	(CAD$)

December 24, 2009	285,600	$2.31
June 8, 2010	135,360	2.31
July 5, 2010	290,361	2.28
May 4, 2011	338,400	9.03
May 11, 2011	171,360	10.15
Outstanding, December 31, 2006	1,221,081	$5.27

13.    INCOME TAXES

The reconciliation of income taxes computed at the Canadian statutory tax rates to the Company's income tax expense for the years ended December 31, 2006 and 2005 is as follows:
	2006	2005
Combined basic federal and provincial rates	34.12%	35.60%

Income tax expense based on statutory income tax rates	$70,040	$15,687
Effect of lower tax rates in foreign jurisdictions	(23,487)	(2,972)
Tax benefits recognized on prior year losses	1,323	(3,882)
Tax benefits not recognized on current year gains/losses	-	3,410
Non-deductible and non-taxable items	3,159	-
Other	1,107	1,048

Income tax expense	$52,142	$13,291

LUNDIN MINING CORPORATION
Notes to consolidated financial statements
For the years ended December 31, 2006 and 2005
(Tabular amounts are in thousands of US dollars, except for price per share and per share amounts)	Page 18

Temporary differences and loss carry-forwards which give rise to future income tax assets and liabilities as at December 31, 2006 and 2005 are as follows:

Future income tax assets:	2006	2005
Canadian tax loss carryforwards	$7,056	$3,591
Irish tax loss carryforwards	33,543	32,719
Portugal tax loss carryforwards	2,020	-
Provision for pensions	-	3,180
Working capital	3,678	-
Other	2,548	1,624
Asset retirement obligations	5,312	-
	54,157	41,114
Valuation allowance	(9,221)	(5,642)
Future income tax assets	44,936	35,472

Future income tax liabilities
Tax-allocation reserve	7,644	5,746
Derivatives	2,030	-
Mining properties, plant and equipment	273,845	61,461
	283,519	67,207

Net future income tax liability	$238,583	$31,735

After taking into account the right of offset these balances are presented as follows:
Net future income tax asset	$12,149	$2,753
Net future income tax liability	250,732	34,488
	$238,583	$31,735

At December 31, 2006, the Company had accumulated non-capital losses for Canadian income tax purposes of approximately $23.6 million which will expire between 2007 and 2026 and accumulated non-capital losses for Irish tax purposes of approximately $134.2 million which have an indefinite life.

The transaction that occurred on October 31, 2006 gave rise to the acquisition of control of Lundin Mining Corporation by EuroZinc Mining Corporation for Canadian tax purposes and would result in a restriction to the utilization of the non-capital losses incurred up to the taxation year ended October 31, 2006.

The Company also has, through its subsidiaries, other tax losses and other deductions carried forward, the amounts for which tax benefits have been recognized in the financial statements.

LUNDIN MINING CORPORATION
Notes to consolidated financial statements
For the years ended December 31, 2006 and 2005
(Tabular amounts are in thousands of US dollars, except for price per share and per share amounts)	Page 19

14.   RELATED PARTY TRANSACTIONS

For the year ended December 31, 2006, the Company paid $190,000 (2005 – $175,000) for rent, accounting and administrative services to a company owned by the Chairman of the Company. As at December 31, 2006, the Company had a $Nil balance (2005 – $Nil) owing to this related party.

Related party transactions are measured at their exchange amount in these consolidated financial statements, which is the amount of consideration received as established and agreed upon by the Company and the aforementioned related party.

15.   ACCRUED LIABILITIES
	2006	2005
Royalty payable	$21,298	$-
Advances on metal concentrates	15,582	-
Stock appreciation rights liability	9,222	-
Derivative related liability	14,815	1,941
Put premium obligation	9,476	-
Unbilled goods and services and payroll obligations	34,530	13,428

	$104,923	$15,369

Derivative related liability includes the fair value of outstanding derivative contracts plus accrued amounts for contracts settling on or before December 31, 2006, but paid subsequent to year-end.

16.   SUPPLEMENTAL INFORMATION

	2006	2005
Changes in non-cash working capital items consists of:
Accounts receivable and other current assets	$28,139	$(4,542)
Accounts payable and other current liabilities	2,664	6,974
	$30,803	$2,432

Non-cash financing and investing activities
Common shares issued for acquisition of NAN/ARCON	$-	$71,074
Common shares issued for acquisition of EuroZinc	1,632,738	-
Stock options and stock appreciation rights issued on acquisition of EuroZinc	22,722	-
Equipment acquired through capital lease	-	1,547
	$1,655,460	$72,621

Operating activities included the following cash payments
Interest paid	$3,392	$417
Income taxes paid	$22,232	$3,219

LUNDIN MINING CORPORATION
Notes to consolidated financial statements
For the years ended December 31, 2006 and 2005
(Tabular amounts are in thousands of US dollars, except for price per share and per share amounts)	Page 20

17.   SEGMENTED INFORMATION

The Company is currently engaged in mining, exploration and development of mineral properties, primarily in Portugal, Sweden and Ireland.

The Company has five reportable segments as identified by the individual mining operations at each of its four operating mines as well as its significant joint venture with Metropol. In 2005, the Company identified one operating segment; consequently, the information presented below has been restated to present the comparative information as at and for the year ended December 31, 2005. Segments are operations reviewed by the executive management. Each segment is identified based on quantitative factors whereby its revenues or assets comprise 10% or more of the total revenues or assets of the Company.

Operating segmented information is as follows:
As at or for the year ended December 31, 2006
	Zinkgruvan	Storliden	Galmoy	Neves-Corvo*	Ozernoe	Other	Total
Sales	$197,014	$114,323	$119,223	$110,899	$-	$(1,730)	$539,729
Operating profit	138,344	44,755	38,847	23,520	-	(1,100)	244,366
Capital expenditures	15,043	156	10,794	9,550	115,398	408	151,349
Goodwill	-	-	-	517,559	-	-	517,559
Total Assets	437,570	107,082	175,527	2,152,939	150,292	(193,810)	2,829,600

As at or for the year ended December 31, 2005
	Zinkgruvan	Storliden	Galmoy	Neves-Corvo	Ozernoe	Other	Total
Sales	$85,683	$58,959	$47,630	$-	$-	$(199)	$192,073
Operating profit	32,122	10,329	(552)	-	-	(535)	41,364
Capital expenditures	10,967	303	3,263	-	-	3,424	17,957
Total Assets	209,716	48,877	148,482	-	-	(261)	406,814

As at or for the year ended December 31, 2006

		Sweden	Ireland	Portugal	Russia	Other	Total
Sales		$311,337	$119,223	$110,899	$-	$(1,730)	$539,729
Goodwill		-	-	517,559	-	-	517,559
Mineral properties, plant and equipment		163,392	111,788	1,283,777	150,292	792	1,710,041

As at or for the year ended December 31, 2005
		Sweden	Ireland	Portugal	Russia	Other	Total
Sales		$144,642	$47,630	$-	$-	$(199)	$192,073
Mineral properties, plant and equipment		152,469	135,748	-	-	-	288,217

LUNDIN MINING CORPORATION
Notes to consolidated financial statements
For the years ended December 31, 2006 and 2005
(Tabular amounts are in thousands of US dollars, except for price per share and per share amounts)	Page 21

18.   FINANCIAL INSTRUMENTS

(a)    Financial risk

The various derivative contracts include forward sales and calls and put options for the purpose of managing these risks and are not for trading purposes.

The following table summarizes the outstanding derivatives contracts of the Company as at December 31, 2006, of which all of the foreign exchange and a large portion of the metals contracts were assumed on the acquisition of EuroZinc on October 31, 2006 (Note 4 (a)). Note that in addition to those contracts summarized in the table, the Company is also a party to several structured derivatives deals. Based on the nature of these individual contracts, they cannot be presented in a tabular format, and are therefore described in detail below the table.
			2009 -
	2007	2008	2011*	Total

Copper
Puts (tonnes)	52,704	-	-	52,704
Average price (US$/Ib)	$0.85	-	-	$0.85

Calls (tonnes)	9,900	-	-	9,900
Average price (US$/Ib)	$4.00	-	-	$4.00

Forward sales (tonnes)	8,600	-	-	8,600
Average price (US$/Ib)	$2.97	-	-	$2.97

Silver
Forward sales (ounces)	39,852	95,460	284,532	419,844
Average price (US$/ounce)	$11.60	$11.60	$11.60	$11.60

Lead
Forward sales (tonnes)	2,250	4,500	-	6,750
Average price (US$/lb)	$0.54	$0.54	-	$0.54

Zinc
Forward sales (tonnes)	1,200	2,400	-	3,600
Average price (US$/lb)	$1.22	$1.22	-	$1.22

US Currency
Forward sales	$192,000	-	-	192,000
Average US$/EUR	1.2907	-	-	$1.2907

*Between 2009 and 2011, silver forward sales are 117,072 oz, 114,720 oz, and 52,740 oz respectively, all at $11.60/oz.

In addition to the derivative contracts noted in the table above, the Company is also a party to the following structured derivatives as at December 31, 2006:

     multiple structured foreign exchange contracts with various counterparties having the following terms:

LUNDIN MINING CORPORATION
Notes to consolidated financial statements
For the years ended December 31, 2006 and 2005
(Tabular amounts are in thousands of US dollars, except for price per share and per share amounts)	Page 22

i.       to sell between US$5.0 million and US$7.5 million and buy Euro dollars at prices between US$1.2025 and US$1.3000 per €1.00, on a monthly basis from April to August 2007;

ii.      to sell US$1.0 million and buy Euro dollars at prices between US$1.1800 and US$1.3000 per €1.00, on a monthly basis from April to August 2007;

iii.    to sell US$4.0 million and buy Euro dollars at US$1.2850 per €1.00, on a monthly basis from April to June 2007, and to sell US$2.0 million and buy Euro dollars at US$1.2850 per €1.00, on a monthly basis from July to December 2007, with a floor of US$1.2000 per €1.00;

iv.    to sell between US$2.0 million and US$4.0 million and buy Euro dollars at prices between US$1.2640 and US$1.2980 per €1.00, on a monthly basis from April to September 2007;and

v.     to sell between US$3.5 million and US$7.0 million and buy Euro dollars at prices between US$1.2410 and US$1.2900 per €1.00, on a monthly basis from April to December 2007.

      two structured lead put contracts with a counterparty having the following terms:

vi.    on a monthly basis between January and December 2007, the Company has a contingent right (triggered if LME spot is below $0.46/lb) to sell 600 tonnes at $0.46/lb or a contingent obligation (triggered if LME spot is at or above $0.59/lb) to sell 600 tonnes at $0.54/lb; and

vii.    on a monthly basis between January and December 2007, the Company has a contingent right (triggered if LME spot is below $0.52/lb) to sell 600 tonnes at $0.52/lb or a contingent obligation (triggered if LME spot is at or above $0.64/lb) to sell 600 tonnes at $0.59/lb.

The net derivative liability on the mark-to-market valuation of all the outstanding derivatives and financial instruments as at December 31, 2006 was $2.9 million (December 31, 2005 - $2.0 million). For the year ended December 31, 2006, the Company recorded a net gain of $0.4 million on derivative instruments consisting of a $27.6 million realized loss from the settlement of derivative contracts, offset by a unrealized mark-to-market adjustment to earnings of $28.0 million (2005 - $2.0 million loss) from the outstanding derivative contracts.

(b)    Fair values

The fair value of cash and cash equivalents, accounts receivable, accounts payable, other current liabilities and the amounts due from and to related parties is estimated to approximate their carrying values due to the immediate or short-term maturity of these financial instruments. Management also believes that the fair value of long-term debt approximates its carrying value.

19.   COMMITMENTS AND CONTINGENCIES

The Company's wholly-owned subsidiary, Somincor, which was acquired as part of the EuroZinc acquisition on October 31, 2006, has entered into the following commitments:

(a)    Royalty payment under a fifty year concession agreement to pay the greater of 10% of net income or 0.75% of mine-gate production revenue. Royalty cost for the two months ended December 31, 2006 was $0.9 million;

(b)   The port authority of Setubal and Sesimbra, Portugal for the use of the port facilities for a thirty-year period beginning in 1996 at an annual cost of $0.1 million per year;

(c)   Railway transport agreement for ten years expiring in November 2010 at an estimated annual cost of $4.5 million per year;

(d)   Setubal bulk terminal land and use license commitments totaling approximately $0.4 million per year for the duration of the life of the terminal facilities; and

(e)   Computer equipment leases for the next two years in the amount of approximately $0.9 million per year.

LUNDIN MINING CORPORATION
Notes to consolidated financial statements
For the years ended December 31, 2006 and 2005
(Tabular amounts are in thousands of US dollars, except for price per share and per share amounts)	Page 23

During 2006, a major Swedish bank issued a bank guarantee to the Swedish authorities in the amount of $10.9 million (SEK 80 million) relating to the future reclamation costs at the Zinkgruvan mine. The Company has agreed to indemnify the Swedish bank for this guarantee.

The Company has agreed to deliver all future production of silver contained in concentrate ("contained silver") from the Zinkgruvan mine to Silver Wheaton, with delivery guarantees of a minimum 40 million ounces of contained silver over a 25-year period. If at the end of this period the Company has not delivered the minimum 40 million ounces of contained silver, the Company will be obligated to pay Silver Wheaton $1.00 per each ounce of contained silver not delivered.

The Storliden mine is being operated pursuant to an operating agreement between Boliden Mineral AB ("Boliden") and the Company, whereby Boliden is the main contractor of the mine. Ore is processed at a Boliden mill and after all operating costs are paid, the remaining cash flow is shared two-thirds by the Company and one-third by Boliden. Boliden charges an operator's fee to the Storliden mine at cost plus 15%. There is also a 1.5% annual royalty based on the Net Smelter Revenue.

The Company is party to certain operating leases and contracts relating to office rent, office equipment and car leases. Future minimum payments under these agreements at December 31, 2006 are as follows:
2007	$1,473
2008	1,215
2009	1,115
2010	1,030
2011	966
Total	$5,799

20.   DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which differ in certain material respects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with United States generally accepted accounting principles ("US GAAP") and practices prescribed by the United States Securities and Exchange Commission ("SEC") in applying US GAAP material measurement differences to these consolidated financial statements.

Had the Company followed US GAAP, certain items on the consolidated statements of operations, and the consolidated balance sheets would have been reported as follows:

LUNDIN MINING CORPORATION
Notes to consolidated financial statements
For the years ended December 31, 2006 and 2005
(Tabular amounts are in thousands of US dollars, except for price per share and per share amounts)	Page 24

	As at December 31,
Consolidated Balance Sheets	2006	2005
		(restated)

Total Assets - Canadian GAAP basis	$2,829,600	$406,814
Investments (a)	4,847	5,846
Deferred exploration (d)	(3,107)	-
Total Assets under US GAAP	$2,831,340	$412,660

Total Liabilities under Canadian GAAP	$699,832	$162,298
Future income taxes (a)	1,386	1,637
Total Liabilities under US GAAP	701,218	163,935

Shareholders' Equity under Canadian GAAP	2,129,768	244,516
Unrealized gain on available for sale investments (a), net of taxes	3,193	4,209
Deferred exploration (d)	(2,839)	-
	2,130,122	248,725

Total Liabilities and Shareholders' Equity under US GAAP	$2,831,340	$412,660

LUNDIN MINING CORPORATION
Notes to consolidated financial statements
For the years ended December 31, 2006 and 2005
(Tabular amounts are in thousands of US dollars, except for price per share and per share amounts)	Page 25

	Years ended December 31,
Consolidated Statements of Operations	2006	2005
		(restated)
Net earnings under Canadian GAAP	$152,949	$29,963
Deferred exploration (d)	(2,839)	-
Net earnings under US GAAP	150,110	29,963

Basic earnings per share, US GAAP	$1.00	$0.26
Diluted earnings per share, US GAAP	$0.99	$0.26

Net earnings under US GAAP	150,110	29,963
Other comprehensive income
Unrealized gains on available for sale investments (a), net of taxes	3,193	4,209
Foreign currency translation adjustments (b)	77,803	(25,324)
Comprehensive income under US GAAP	$231,106	$8,848

	Years ended Decembr 31,
Consolidated Statements of Cash Flows	2006	2005

Operating activities
Operating activities under Canadian GAAP	$247,221	$66,665
Deferred exploration (d)	(3,107)	-
Operating activities under US GAAP	244,114	66,665

Financing activities
Financing activities under Canadian and US GAAP	3,884	(16,131)

Investing activities
Investing activities under Canadian GAAP	63,838	(56,020)
Deferred exploration (d)	3,107	-
Investing activities under US GAAP	66,945	(56,020)

Effect of foreign exchange on cash balances	12,818	(6,785)

Increase (decrease) in cash and cash equivalent under US GAAP	327,761	(12,271)
Cash and cash equivalent, beginning of year under US GAAP	74,409	86,680

(a)    The Company's investments in public companies are classified as available-for-sale investments under FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities.

Under US GAAP, these investments are recorded at fair value on the balance sheet with changes in the fair value recorded as other comprehensive income, net of applicable income taxes. The $3.2 million (2005 - $1.2 million) unrealized gain, net of taxes, relates to investments in shares of various public companies valued at $30.7 million, while the 2005 unrealized gain relates to shares in Union Resources Ltd. valued at $5.8 million.

LUNDIN MINING CORPORATION
Notes to consolidated financial statements
For the years ended December 31, 2006 and 2005
(Tabular amounts are in thousands of US dollars, except for price per share and per share amounts)	Page 26

(b)   Under US GAAP, cumulative translation adjustments are included as a component of other comprehensive income. Under Canadian GAAP, cumulative translation adjustments are presented as a separate line item within shareholders' equity.

(c)   Under US GAAP, the Company had previously determined that the Silver Wheaton agreement (Note 9) was a non-financial derivative instrument under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. A non-financial derivative is required to be recorded at fair value. Upon further review of the agreement, the Company subsequently determined it did not meet the definition of a non-financial derivative as the silver contained in concentrate that is sold under this contract was not readily convertible into cash. The Company considers the embedded derivatives identified within the contract to have a non-significant fair value at December 31, 2005 and 2006.

The Company became aware of this difference during the preparation of the annual 2006 consolidated financial statements. The impact of this restatement on the December 31, 2005 balance sheet was to decrease total assets by $3.4 million, decrease total liabilities by $12.0 million and increase shareholders' equity by $8.6 million. The impact on the statement of operations was to increase net earnings for the year ended December 31, 2005 under US GAAP by $8.6 million and increase earnings and diluted earnings per share by $0.08.

(d)    Under US GAAP and practices prescribed by the SEC, exploration expenditures relating to mineral properties, for which commercial feasibility has not yet been established, are expensed as incurred. In addition, land use costs are expensed as incurred. Under Canadian GAAP, these costs may be deferred and amortized over the estimated life of the property following commencement of commercial production, or written-off if the property is sold, allowed to lapse, abandoned or impaired. During the year ended December 31, 2006, the Company deferred mineral property expenditures totaling $2.8 million (December 31, 2005), net of taxes, at the Ozernoe Russian project.

(e)    Under US GAAP, investments in incorporated joint ventures are accounted for using the equity method. In accordance with a concession granted by the SEC, foreign private issuers may use the proportionate consolidation method for joint venture accounting if their financial statements are presented under Canadian GAAP.

(f)    Recent United States accounting pronouncements:

(i)    In July 2006, FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 ("FIN 48"). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. In addition, FIN 48 clearly scopes out income taxes from FASB Statement No. 5, Accounting for Contingencies. FIN 48 applies to all tax positions related to income taxes subject to FASB Statement No. 109, Accounting for Income Taxes. This includes tax positions considered to be "routine" as well as those with a high degree of uncertainty.

FIN 48 is effective for fiscal years beginning after December 15, 2006. Differences between the amounts recognized in the statements of financial position prior to the adoption of FIN 48 and the amounts reported after adoption should be accounted for as a cumulative-effect adjustment to the beginning balance of retained earnings. The cumulative effect adjustment would not apply to those items that would not have been recognized in earnings, such as the effect of adopting FIN 48 on tax positions related to business combinations. The interpretation is effective by the beginning of the first annual period beginning after December 15, 2006, with early adoption permitted. The Company is presently evaluating the impact of this interpretation on the Company's consolidated financial statements.

LUNDIN MINING CORPORATION
Notes to consolidated financial statements
For the years ended December 31, 2006 and 2005
(Tabular amounts are in thousands of US dollars, except for price per share and per share amounts)	Page 27

(ii)    In September 2006, the FASB issued FASB Statement No. 157, Fair Value Measurements ("SFAS 157"). SFAS 157 provides enhanced guidance for using fair value to measure assets and liabilities and provides expanded disclosure about the extent to which companies measure their assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value; however, it does not expand the use of fair value in any new circumstances. SFAS 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, and early adoption is permitted. The Company is presently evaluating the impact of this standard on the Company's consolidated financial statements.

(iii)   In September 2006, the FASB issued FASB Statement No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R) ("SFAS 158"). SFAS 158 represents the completion of the first phase in the FASB's postretirement benefits accounting project and requires an entity to: recognize in its statement of financial position an asset for a defined benefit postretirement plan's overfunded status or a liability for a plan's underfunded status; measure a defined benefit postretirement plan's assets and obligations that determine its funded status as of the end of the employer's fiscal year, and; recognize changes in the funded status of a defined benefit postretirement plan in comprehensive income in the year in which the changes occur.

SFAS 158 does not change the amount of net periodic benefit cost included in net income or address the various measurement issues associated with postretirement benefit plan accounting. The requirement to recognize the funded status of a defined benefit postretirement plan and the disclosure requirements are effective for fiscal years ending after December 15, 2006 and the requirement to measure plan assets and benefit obligations as of the date of the employer's fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008. Earlier application of the recognition or measurement date provisions is encouraged; however, early application must be for all of an employer's benefit plans. The effect of the application of this standard on the accumulated other comprehensive income as at December 31, 2006, was not significant and the Company is presently evaluating the impact of the remainder of this standard on the Company's consolidated financial statements.

(iv)   In September 2006, the FASB issued FSP No. AUG AIR-1, "Accounting for Planned Major Maintenance Activities". The FSP permits companies to account for planned major maintenance activities using either the direct expensing method, the built-in overhaul method or the deferral method. The FSP will be effective for the Company December 1, 2007 and is to be adopted on a retrospective basis. The Company is currently assessing the alternative accounting treatments available under the FSP.